CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,985,000	$117.31

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $334,103.30 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $117.31 offset against the registration fee due for this offering and of which $333,985.99 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1264 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 85-II dated March 31, 2008	Registration Statement No. 333-130051 Dated May 19, 2008 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$2,985,000
Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index due November 22, 2013

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 22, 2013*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices composed of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on May 19, 2008 and are expected to settle on or about May 22, 2008.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the S&P 500® Index (“SPX”), the Dow Jones EURO STOXX 50® Index (“SX5E”) and the S&P BRIC 40 Index (“SBR”) (each a “Basket Index,” and together, the “Basket Indices”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	170%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was May 19, 2008.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the 22 quarterly Ending Averaging Dates.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 x [1 + (S&P 500 Return + EURO STOXX Return + S&P BRIC Return +)/3]

Each of the S&P 500 Return, the EURO STOXX Return and the S&P BRIC Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 85-II.

Ending Averaging Dates*:

August 19, 2008, November 19, 2008, February 19, 2009, May 19, 2009, August 19, 2009, November 19, 2009, February 19, 2010, May 19, 2010, August 19, 2010, November 19, 2010, February 22, 2011, May 19, 2011, August 19, 2011, November 21, 2011, February 21, 2012, May 21, 2012, August 20, 2012, November 19, 2012, February 19, 2013, May 20, 2013, August 19, 2013 and November 19, 2013

Maturity Date*:	November 22, 2013
CUSIP:	48123M4N9
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 85-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement no. 85-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$27	$973

Total	$2,985,000	$80,595	$2,904,405

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $27.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $8.25 per $1,000 principal amount note. See “Underwriting” beginning on page PS-79 of the accompanying product supplement no. 85-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 19, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 85-II dated March 31, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 19, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 85-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 85-II dated March 31, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408018564/v108796_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The S&P BRIC 40 Index consists of 40 stocks from the emerging markets of Brazil, Russia, India and China. For additional information about each Basket Index, see the information set forth under “The S&P 500® Index,” “The Dow Jones EURO STOXX 50® Index” and “The S&P BRIC 40 Index” in the accompanying product supplement no. 85-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 85-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 4.95%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity equal to $1,308.70.
  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

May 22, 2008 through December 31, 2008	$30.11	$30.11

January 1, 2009 through December 31, 2009	$51.63	$81.74

January 1, 2010 through December 31, 2010	$54.21	$135.95

January 1, 2011 through December 31, 2011	$56.92	$192.87

January 1, 2012 through December 31, 2012	$59.77	$252.64

January 1, 2013 through November 22, 2013	$56.06	$308.70

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 85-II dated March 31, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on one or more of the 22 quarterly Ending Averaging Dates.
  THE CALCULATION OF THE BASKET RETURN USING QUARTERLY AVERAGING COULD LIMIT RETURNS — Your ability to participate in the appreciation of the Basket may be limited by the quarterly averaging used to calculate the Basket Return, especially if there is a significant decrease in the level of the Basket near any of the Ending Averaging Dates or if there is significant volatility in the Basket closing level during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Basket between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.
  THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Dow Jones EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  ONE OF THE BASKET INDICES, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities that compose the S&P BRIC 40 Index are converted into U.S. dollars for purposes of calculating the value of the S&P BRIC 40 Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the S&P BRIC 40 Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the S&P BRIC 40 Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the S&P BRIC 40 Index will be adversely affected and the payment at maturity, if any, may be reduced.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. On March 16, 2008, and March 24, 2008, we issued press releases (which are included in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008, and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also included in the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Indices;
    interest and yield rates in the market generally, as well as in each of the markets of the equity securities composing the Basket Indices;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index are traded and the correlation of the applicable exchange rates for the S&P BRIC 40 Index and the levels of the S&P BRIC 40 Index; and
    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index	PS-2

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 170%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (170%)	Additional Amount		Principal		Payment at Maturity

180	80%	136.00%	$1,360	+	$1,000	=	$2,360
170	70%	119.00%	$1,190	+	$1,000	=	$2,190
160	60%	102.00%	$1,020	+	$1,000	=	$2,020
150	50%	85.00%	$850	+	$1,000	=	$1,850
140	40%	68.00%	$680	+	$1,000	=	$1,680
130	30%	51.00%	$510	+	$1,000	=	$1,510
120	20%	34.00%	$340	+	$1,000	=	$1,340
110	10%	17.00%	$170	+	$1,000	=	$1,170
105	5%	8.50%	$85	+	$1,000	=	$1,085
100	0%	0.00%	$0	+	$1,000	=	$1,000
90	-10%	N/A	$0	+	$1,000	=	$1,000
80	-20%	N/A	$0	+	$1,000	=	$1,000
70	-30%	N/A	$0	+	$1,000	=	$1,000
60	-40%	N/A	$0	+	$1,000	=	$1,000
50	-50%	N/A	$0	+	$1,000	=	$1,000
40	-60%	N/A	$0	+	$1,000	=	$1,000
30	-70%	N/A	$0	+	$1,000	=	$1,000
20	-80%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $340 and the final payment at maturity is equal to $1,340 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 170%) = $1,340

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $170 and the final payment at maturity is equal to $1,170 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 170%) = $1,170

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index	PS-3

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Dow Jones EURO STOXX 50® Index from January 3, 2003 through May 16, 2008 and the S&P BRIC 40 Index as well as the Basket as a whole from February 6, 2004 through May 16, 2008. The S&P BRIC 40 Index was officially launched by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), on June 20, 2006, and S&P makes available hypothetical backtested historical data for the weekly performance of the S&P BRIC 40 Index back to February 6, 2004. The graph of the historical Basket performance assumes the Basket level on February 6, 2004 was 100 and that each Basket Index had a 1/3 weight in the Basket on that date. The closing level of the S&P 500® Index on May 19, 2008 was 1426.63. The closing level of the Dow Jones EURO STOXX 50® Index on May 19, 2008 was 3882.28. The closing level of the S&P BRIC 40 Index on May 19, 2008 was 3387.79. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The performance of the S&P BRIC 40 Index, as well as the Basket, is based on hypothetical historical analysis and does not necessarily reflect the future performance of the S&P BRIC 40 Index or the Basket. The method of calculation used for this hypothetical historical analysis is the same as the method used to determine the S&P BRIC 40 closing level on the pricing date.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the S&P BRIC 40 Index	PS-4